EXHIBIT 99.8 Consent of Ernst & Young LLP

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 19, 2013 with respect to the financial statements of Canadian Zinc Corporation and the effectiveness of internal control over financial reporting of Canadian Zinc Corporation included in the Annual Report (Form 40-F) for the year ended December 31, 2012 filed with the Securities and Exchange Commission.

Vancouver, Canada /s/ Ernst & Young LLP

March 19, 2013 Chartered Accountants